Points.com Adds First-Ever Opportunity to Trade Hotel Loyalty Points on Global Points Exchange

InterContinental Hotels Group’s Priority Club® Rewards Joins Loyalty Program Marketplace

TORONTO (November 11, 2008) – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of the world's leading loyalty reward program management web site, www.points.com, today announced the addition of IHG's loyalty program, Priority Club Rewards, to the company’s Global Points Exchange (GPX). GPX is the first-ever marketplace where members can gather to set values for and then trade their points and miles with each other. The addition of Priority Club Rewards marks the first time members of this and other loyalty programs will be able to trade hotel points in a marketplace environment.

Priority Club Rewards has more than 39 million members who will be able to trade points with any other participating program on GPX, including Aeroplan®, Alaska Airlines Mileage Plan, American Airlines AAdvantage®, Frontier Airlines EarlyReturns®, Iceland Air Award Points, and Delta Air Lines SkyMiles®. This is in addition to the existing relationship Priority Club Rewards has with Points.com that allows members to track, buy, earn, swap and redeem points at www.points.com.

"The addition of Priority Club Rewards as the first hotel program in GPX creates a more robust marketplace where members can unlock significant added value from their different rewards programs," said Christopher Barnard, president of Points.com. "Adding IHG's popular and well-known loyalty program to our roster of trading members broadens the value of GPX for consumers and members alike."

"Points.com’s GPX helps provide our Priority Club Rewards members more redemption choices," said Steve Sickel, senior vice president of multibrand and relationship marketing for IHG. "Members will be able to redeem points for those products and services that are most important to them."

Priority Club Rewards, the world’s largest hotel loyalty program, gives its members access to more than 4,000 hotel properties in over 100 countries across the globe. The award-winning program has been recognized by a number of organizations as one of the best hotel loyalty programs in the industry.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. Website: http://www.points.com.

About Priority Club Rewards

With over 39 million members, IHG's Priority Club Rewards is the first, largest and fastest-growing guest loyalty program in the hotel industry. Priority Club Rewards received a Lifetime Achievement

Points.com Announces Partnership with IHG’s Priority Club Rewards, page 2

Award at the 20TH Annual Freddie Awards for the program's 25th Anniversary. Priority Club Rewards was also recently named the "Best Hotel Rewards Program in the World" in Global Traveler’s annual GT Tested Awards and the "Best Hotel Loyalty Program" by Business Traveler magazine. Priority Club Rewards offers more sought-after benefits and the greatest ease of use of any hotel loyalty program. Enrollment in Priority Club Rewards is free. Guests can enroll by logging on at priorityclub.com, by calling (888) 211-9874 or by inquiring at the front desk of any of IHG's over 4,000 hotels worldwide.

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For more information contact:

Investor relations:
Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453

Media relations:
David Cumptson
Allison & Partners
T. 415-277-4917;  E. david@allisonpr.com

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

PRIORITY CLUB REWARDS

Business enquiries:
Stephen Boggs
Senior Manager, Corporate Communications
InterContinental Hotels Group
T. 770-604-5793